                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.  1   )*
                                          ------

                            Publix Super Markets, Inc.
          ----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
          ----------------------------------------------------------------
                        (Title of Class of Securities)


                                      None
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                 SCHEDULE 13G
CUSIP No.    None                                          Page  2  of  4  Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Nancy Jenkins


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]

3        SEC Use Only




4        Citizenship or Place of Organization

         United States

Number of
Shares                       5    Sole Voting Power                           1,021,489
Beneficially
Owned By                     6    Shared Voting Power                        14,185,405
Each
Reporting                    7    Sole Dispositive Power                     15,206,894
Person
With                         8    Shared Dispositive Power                   -0-


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         15,206,894


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row 9

         6.57%


12       Type of Reporting Person*

         IN

Continuation of Schedule 13G                                   Page 3 of 4 Pages

This statement is the first amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by Nancy Jenkins.




Item 4.  Ownership.

As of December 31, 1994, the Filing Person was the "beneficial owner," as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, of a total of 15,206,894 shares of the Company's common stock or approximately 6.57% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the initial statement in the total number of shares of common stock are reflected in Schedule 1, attached hereto.

Continuation of Schedule 13G                                   Page 4 of 4 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule is true, complete and correct.





                                        /s/ Nancy Jenkins
                                        ----------------------------------------
                                            Nancy Jenkins


Date:  February 13, 1995

                                  SCHEDULE 1


                        SHARES OWNED BY NANCY JENKINS
                            IN HER INDIVIDUAL NAME



                      Shares             Shares                       Price                  Description of
Date                 Acquired          Disposed Of               (If Applicable)               Transaction
- ----                 --------          -----------               ---------------               -----------
5/9/94               450,000                                                                  Acquired upon
                                                                                              transfer of
                                                                                              shares from
                                                                                              Winsal Trust
